1701 Market Street                                        Morgan, Lewis
Philadelphia, PA 19103                                    & Bockius LLP
Tel.: 215.963.5000                                        Counselors at Law
Fax: 215.963.5001



December 31, 2013

VIA EDGAR


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re:     The Advisors' Inner Circle Fund (File Nos.033-42484 and 811-06400)
        ------------------------------------------------------------------------

Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), we are filing, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, a preliminary copy of the Schedule 14A, notice, proxy statement and proxy card (the "Preliminary Proxy Materials") for the Special Meeting of Shareholders (the "Special Meeting") of the Trust's Cornerstone Advisors Global Public Equity Fund, Cornerstone Advisors Income Opportunities Fund, Cornerstone Advisors Public Alternatives Fund and Cornerstone Advisors Real Assets Fund (the "Funds"), scheduled to be held on Friday, February 28, 2014.

The Special Meeting is being called for the purpose of approving a new investment advisory agreement between the Trust and Cornerstone Advisors, Inc. with respect to the Funds.

Please contact the undersigned at 215.963.5862 with your questions or comments.

Very truly yours,


/s/ David W. Freese
-------------------
David W. Freese